GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

15 September 2005

[redacted]

05011207

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Acquisition by Genting International Public Limited Company, an indirect subsidiary of Genting Berhad whose shares are listed on the Luxembourg Stock Exchange for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encl:...
F:\USERS\SEC\ELIE\Letters\ADR.doc

PROCESSED
SEP 19 2005
THOMSON
FINANCIAL

RECEIVED

dlw 9/15

Form Version 2.0

General Announcement

Reference No **CU-050908-3374C**

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **GENTING BERHAD**

* Stock name : **GENTING**

* Stock code : **3182**

* Contact person : **MR TAN WOOI MENG**

* Designation : **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ACQUISITION BY GENTING INTERNATIONAL PUBLIC LIMITED COMPANY, AN INDIRECT SUBSIDIARY OF GENTING BERHAD WHOSE SHARES ARE LISTED ON THE LUXEMBOURG STOCK EXCHANGE

* **Contents :-**

We wish to inform that Genting International Public Limited Company ("GIPLC"), an indirect subsidiary of the Company whose shares are listed on the Luxembourg Stock Exchange has acquired the entire issued and paid-up share capital of Genting Star Limited and its wholly-owned subsidiary, Genting Star (Macau) Limited on 8 September 2005, the details of which are set out below :

Name of Company	*Date of Incorporation*	*Country of Incorporation*	*Issued and Paid-up capital*	*Principal Activities*
Genting Star Limited	21 October 2004	British Virgin Islands	USD2/-	Pre-operating
Genting Star (Macau) Limited	27 June 2005	Macau	MOP$100,000	Pre-operating

None of the Directors and substantial shareholders of the Company has any interest, direct or indirect in the acquisition by GIPLC of the abovementioned companies.

The aforesaid new subsidiaries are not expected to have any effect on the group's profit for 2005.

Yours faithfully

GENTING BERHAD

TAN WOOI MENG

Group Company Secretary

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur, P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

14 September 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Recurrent Related Party Transaction of a revenue or trading nature for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\EUE\Letters\ADR.doc

Form Version 2.0

General Announcement

Ownership transfer to **GENTING** on **14/09/2005 11:29:18 AM**
Submitted by **GENTING** on **14/09/2005 05:12:09 PM**
Reference No **GG-050914-32882**

	Submitting Merchant Bank (If applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **GENTING BERHAD**
*	Stock name	: **GENTING**
*	Stock code	: **3182**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

GENTING BERHAD ("GENTING" OR "THE COMPANY")

RECURRENT RELATED PARTY TRANSACTION OF A REVENUE OR TRADING NATURE

* **Contents :-**

1. **INTRODUCTION**

The Board of Directors of Genting wishes to announce that a subsidiary of the Company has entered into a recurrent related party transaction of a revenue or trading nature, which is necessary for its day-to-day operations with a related party of Genting ("Recurrent Transactions").

2. **DETAILS OF THE RECURRENT TRANSACTION**

Genting is principally an investment holding and management company, whilst the principal activities of its subsidiary companies include leisure and hospitality, gaming and entertainment businesses, plantations, the generation and supply of electric power, property development and management, tours and travel related services, investments, manufacturing and trading in paper and paper related products and oil and gas exploration activities. The principal activities of its associated companies include cruise related operations and the generation and supply of electric power.

Oakwood Sdn Bhd, a wholly-owned subsidiary of Genting and whose principal activities include property investment and management, in the ordinary course of business has entered into a recurrent related party transaction of a revenue or trading nature, which is necessary for the day-to-day operations with a related party of Genting. Such Recurrent Transaction is carried out on an arm's length basis and on commercial terms which are not more favourable to the related party than those generally available to the public and which will not be detrimental to the minority shareholders of the Company. The Recurrent Transaction is disclosed in the Tables attached.

3. **FINANCIAL EFFECTS OF THE RECURRENT TRANSACTION**

The Recurrent Transaction will not have any effect on the issued and paid-up share capital and substantial shareholders' shareholdings of Genting and is not expected to have a material effect on the net tangible

assets per share and earnings per share of the Genting Group.

4. **DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS**

The interests of the Directors of Genting who have interest in the Recurrent Transaction are set out in Table 1. Save as disclosed in Table 1 and as far as the Directors are aware, none of the other Directors or major shareholders of Genting or persons connected to them has any interest, direct or indirect, in the Recurrent Transaction.

5. **DIRECTORS' RECOMMENDATION**

The Directors, after due consideration of all aspects of the Recurrent Transaction, are of the opinion that the Recurrent Transaction is in the best interests of the Company.

6. **APPROVAL REQUIRED**

The Recurrent Transaction do not require the approval of shareholders.

Yours faithfully
GENTING BERHAD

Tan Wooi Meng
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Genting &/or its subsidiaries	*Transacting party*	*Nature of relationship*	*Nature of transaction*	*Value/Estimated Value for the period from 1/5/2005 to 28/2/2006 (RM'000)*
Oakwood Sdn Bhd ("Oakwood") a wholly-owned subsdiary of Genting ("GB").	Southern Investment Bank Berhad ("SIBB")	Tan Sri Lim Kok Thay • Chairman, President and Chief Executive, shareholder and share option holder of GB • Brother-in-law of Tan Sri Tan Teong Hean, who is the Chief Executive Director and a substantial shareholder of Southern Bank Berhad, which is the holding company of SIBB.	Rental of office space inclusive of service charges at Wisma Genting by SIBB from Oakwood Extension of services connected to the rental of the office space as may be required by SIBB	1,054.5 129.3

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

Exemption No. 82-49[illegible]

13 September 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Article entitled: "Genting Ups Odds on Singapore Casino" for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Form Version 2.0

General Announcement

Reference No **CU-050913-F2D37**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ○ **Announcement** ● **Reply to query**

Query letter by KLSE reference no. : **CY-050912-57640**

* Subject :

ARTICLE ENTITLED : "GENTING UPS ODDS ON SINGAPORE CASINO"

* **Contents :-**

With reference to the letter dated 12 September 2005 from Bursa Malaysia Securities Berhad and the news article appearing in The Edge, pages 8 and 73, on Monday, 12 September 2005, we enclose a copy of the announcement by Genting International PLC, a subsidiary of the Company, dated today, in relation thereto for your attention.

Proposed listing in Spore.d

Yours faithfully
GENTING BERHAD

Dr. R. Thillainathan
Executive Director & Chief Operating Officer

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

GENTING INTERNATIONAL P.L.C.

(Incorporated in the Isle of Man No: 24706)

HEAD OFFICE:
Suites 1526-27, Ocean Centre
5 Canton Road, Tsimshatsui
Kowloon, Hong Kong S.A.R.
Tel: (852) 23177133 Fax: (852) 23148724

REGISTERED OFFICE:
International House, Castle Hill, Victoria Road,
Douglas, Isle of Man, BRITISH ISLES IM2 4RB
Tel: (44 1624) 630800 Fax: (44 1624) 624469
Telex: 628331 CAINCO G

DIRECTORS:
Malaysian:
Tan Sri Lim Kok Thay
Justin Tan Wah Joo
Ong Moh Pheng (alternate to Justin Tan Wah Joo)

INTERNATIONAL OFFICES:

Australia
Genting International Properties Limited
8th Floor, Sussex Centre
401 Sussex Street
Sydney, NSW 2000
Tel : (612) 92811433
Fax : (612) 92811430

Singapore
Genting International (S) Pte Ltd
268 Orchard Road, #08-02/04
Singapore 238856
Tel : (65) 6823 8888
Fax : (65) 6737 7280

Malaysia
c/o Genting Management and Consultancy Services Sdn Bhd
24th Floor, Wisma Genting
28 Jalan Sultan Ismail
50250 Kuala Lumpur
Tel : (603) 21782288, 23332288
Fax : (603) 21785304
Tlx : GHHB MA 30022

ANNOUNCEMENT

PROPOSED LISTING AND QUOTATION OF THE SHARES OF THE COMPANY ON THE MAIN BOARD OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

We wish to announce that the Company is exploring the possibility of upgrading the quotation of the shares of the Company on The Central Limit Order Book, International, to a listing and quotation of the shares on the Main Board of the Singapore Exchange Securities Trading Limited ("SGX-ST"). However, todate, we have not submitted any formal application to the SGX-ST in this regard.

For and on behalf of the Board of
GENTING INTERNATIONAL PLC

Mr Justin Tan Wah Joo
Managing Director
13 September 2005